Mail Stop 3651

April 13, 2006


Juliet F. Buck, Esq.
Nomura Asset Acceptance Corporation
2 World Financial Center
Building B, 21st Floor
New York, New York 10281

Re:	Nomura Asset Acceptance Corporation
	Registration Statement on Form S-3
	Amendment No. 1
	Filed April 5, 2006
      File No. 333-132108

Dear Ms. Buck,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Prospectus Supplement
Mandatory Auction

1. We note your reference to a market value swap in this section. The base prospectus, however, does not include a reference to a market value swap. Please note that all credit enhancements that are reasonably contemplated to be included in future offerings must be in the base prospectus. Please refer to our prior comment 4 and revise the document accordingly.

2. We reissue our prior comment 21, in part. Please confirm that there will be no involvement or control of any such auction by the issuer or any of its affiliates.

*	*	*	*	*

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Hanna Teshome at (202) 551-3315. If you need further assistance, you may contact me at (202) 551-3750.


								Sincerely,


								Max A. Webb
								Assistant Director



cc:	via Facsimile
	Serena M. Mentor
	Thacher Proffitt & Wood LLP
	(212) 912-7751





Nomura Asset Acceptance Corporation
April 13, 2006
Page 1